Notario de Santiago Antonieta Mendoza Escalas

Certifico que el presente documento electrónico es copia fiel e íntegra de CONTRATO DE COMPRAVENTA DE ACCIONES Y CESION DE DERECHOS otorgado el 02 de Septiembre de 2021 reproducido en las siguientes páginas.

Notario de Santiago Antonieta Mendoza Escalas.-
San Sebastián 2750, pisos 1 y 2.-
Repertorio Nro: 4938 - 2021.-
Santiago, 03 de Septiembre de 2021.-

NOTARIO PUBLICO

123456845986
www.fojas.cl

Emito el presente documento con firma electrónica avanzada (ley No19.799, de 2002), conforme al procedimiento establecido por Auto Acordado de 13/10/2006 de la Excma. Corte Suprema.-
Certificado Nro 123456845986.- Verifique validez en
http://fojas.cl/d.php?cod=not71amendozae&ndoc=123456845986.- .-
CUR Nro: F091-123456845986.-

ANTONIETA ANA LEONOR MENDOZA ESCALAS

Digitally signed by ANTONIETA ANA LEONOR MENDOZA ESCALAS
Date: 2021.09.03 13:08:11 -04:00
Reason: Notario Titular
Location: Las Condes - Chile

REPERTORIO Nº4938/2021

Rli.

O.T.416068

L.S.

CONTRATO DE COMPRAVENTA DE ACCIONES

Y

CESION DE DERECHOS

INVERSIONES NOA SpA Y OTROS

Y

MINERA TERCERO SpA

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En Santiago, República de Chile, a dos de Septiembre del año dos mil veintiuno, ante mí, **ANTONIETA MENDOZA ESCALAS**, Abogado, Notario Público Titular de la Décimo Sexta Notaría y Conservador de Minas de Santiago, con oficio en calle San Sebastián número dos mil setecientos cincuenta, comuna de Las Condes, comparecen: **/UNO/ LEONEL POLGATTI GOYCOOLEA**, chileno, casado, agricultor, cédula de identidad número siete millones cinco mil ochocientos treinta y cinco guión nueve, domiciliado, para estos efectos, en calle Marchant Pereira número seiscientos cuarenta y cinco, comuna de Providencia, Región Metropolitana, quien comparece en representación, según se acreditará, de: (i) INVERSIONES NOA SpA, sociedad por acciones constituida y existente de conformidad a las leyes de Chile, Rol Único Tributario número setenta y siete millones cuatrocientos seis mil seiscientos cincuenta y uno guion nueve, ambas domiciliadas para estos efetos, en Fundo Ensenada s/n, Comuna de Palmilla, Región del Libertador General Bernardo O'Higgins, y de paso en esta ciudad; (ii) INVERSIONES MI VOLCÁN SpA, sociedad por acciones constituida y existente de conformidad a las leyes de Chile, Rol Único Tributario número setenta y siete millones cuatrocientos seis mil seiscientos cuarenta y nueve guión siete,

ambas domiciliadas para estos efectos en, en Fundo La Ensenada de Palmilla sin número, comuna de Palmilla, ciudad de Santa Cruz, Región del Libertador Bernardo O'Higgins, de paso en ésta ciudad; (iii) INVERSIONES LA MONTAÑA SpA, sociedad por acciones constituida y existente de conformidad a las leyes de Chile, Rol Único Tributario número setenta y siete millones cuatrocientos seis mil seiscientos cuarenta y seis guión dos, ambas domiciliadas para estos efectos en Fundo La Ensenada de Palmilla sin número, comuna de Palmilla, ciudad de Santa Cruz, Región del Libertador Bernardo O'Higgins, de paso en ésta ciudad en adelante, todos denominados conjuntamente como los "**Accionistas Vendedores**"; y (iv) don **JORGE CRISTIAN FERNANDO OVALLE BRAVO**, chileno, divorciado, agricultor, cédula de identidad número cuatro millones doscientos noventa y ocho mil novecientos treinta y seis guión tres, domiciliado, para estos efectos, en Fundo Ensenada s/n, Comuna de Palmilla, Región del Libertador General Bernardo O'Higgins, este último en conjunto con los Accionistas Vendedores como los "**Vendedores**"; y, por la otra parte y como compradora, **/DOS/** MINERA TERCERO SpA, sociedad por acciones constituida de acuerdo con las leyes de Chile, rol único tributario número setenta y siete millones cuatrocientos dieciocho mil novecientos noventa y cuatro guión siete, representada, según se acreditará, por don **PABLO MIR BALMACEDA**, chileno, casado, abogado, cédula de identidad seis millones trescientos setenta y cuatro mil novecientos ochenta y nueve guión tres, ambos domiciliados, para estos efectos, en Avenida Andrés Bello dos mil setecientos once, piso ocho, Las Condes, Santiago en adelante indistintamente denominada como el "**Comprador**"y conjuntamente con los Vendedores como las "**Partes**"; los comparecientes mayores de edad, quienes acreditan su identidad con las cédulas antes citadas y exponen que han convenido en el siguiente contrato de compraventa, en adelante el "**Contrato**" o el "**Contrato de Compraventa y Cesión** ". **PRIMERO: Antecedentes. Uno.Uno.** Sociedad Legal Minera California Una de la Sierra Peña Negra, en adelante indistintamente denominada como "**SLM California**" o la "**Sociedad**", rol único tributario número setenta y seis millones ciento ochenta y cinco mil ochocientos guión nueve, es una

sociedad legal minera constituida y válidamente existente y vigente bajo las leyes de Chile, inscrita a fojas ciento veintidós vuelta, número noventa y nueve, del Registro de Descubrimientos, y en el folio doscientos ochenta y uno, número treinta y cinco, del libro número cincuenta y tres del Registro de Accionistas, ambas del Conservador de Minas de Copiapó, correspondientes al año mil novecientos ochenta y tres. **Uno.Dos.** Minera Tercero SpA, rol único tributario número setenta y siete millones cuatrocientos dieciocho mil novecientos noventa y cuatro guión siete, es una sociedad por acciones, válidamente existente y vigente bajo las leyes de Chile. **Uno.Tres.** Compañía Minera Caserones, en adelante indistintamente denominada como "**CM Caserones**", rol único tributario número setenta y nueve millones ochocientos ochenta y tres mil novecientos diez guión uno, y SLM California, por escritura pública de fecha veintiséis de marzo del año dos mil nueve, otorgada en la Notaría de Santiago de don Camilo Valenzuela Riveros, repertorio número setecientos cincuenta y seis guión dos mil nueve, celebraron con SCM Minera Lumina Copper Chile, a dicha fecha denominada Minera Lumina Copper Chile S.A., en adelante indistintamente denominada como "**Lumina**", rol único tributario número noventa y nueva millones quinientos treinta y un mil novecientos sesenta guión ocho, un Contrato de Compraventa de Concesiones Mineras /en adelante indistintamente denominado como el "**Contrato de Compraventa de Concesiones Mineras Caserones**"/, en virtud del cual CM Caserones y SLM California vendieron a Lumina las propiedades mineras que se describen en dicho contrato, las que formaban parte del Proyecto Minero Caserones, todo de conformidad con las estipulaciones indicadas en dicho instrumento, el que las Partes declaran conocer y aceptar a cabalidad. El Contrato de Compraventa de Concesiones Mineras Caserones ha sido objeto de las siguientes modificaciones: (a) modificación mediante escritura privada de fecha veintinueve de agosto del año dos mil veinte, protocolizada en la Notaría de Santiago de doña María Patricia Donoso Gomien el treinta de octubre del año dos mil veinte bajo el repertorio número seiscientos noventa y tres del año dos mil veinte; y (b) modificación mediante escritura privada de fecha tres de septiembre del año dos mil dieciocho,

protocolizada en la Notaría de Santiago de don Eduardo Avello Concha el tres de septiembre del año dos mil dieciocho bajo el repertorio número cuarenta y tres del año dos mil dieciocho. **Uno.Cuatro.** De acuerdo a lo indicado en la letra D) de la Cláusula Cuarta del Contrato de Compraventa de Concesiones Mineras Caserones, Lumina una vez iniciada la producción comercial, en los términos que se indican en tal contrato, debe efectuar un pago de Precio Variable /en adelante indistintamente denominado como el "**PV**"/ según Bolsa de Metales de Londres a CM Caserones y a SLM California, basado en el Ingreso Neto de Fundición, conforme el mismo se define y se regula en el Contrato de Compraventa de Concesiones Mineras Caserones, en las proporciones, porcentajes y términos indicados en dicho contrato. Al respecto, conforme al Contrato de Compraventa de Concesiones Mineras Caserones, a CM Caserones le corresponde el treinta y dos coma cinco por ciento de los pagos del PV y a SLM California el sesenta y siete coma cinco por ciento de los pagos del PV. **Uno.Cinco.** Por escritura pública de fecha veintidós de octubre de dos mil doce, otorgada en la Notaría de Santiago de don Eduardo Avello Concha, número de repertorio veintitrés mil doscientos cuarenta guión dos mil doce, se celebró una compraventa de acciones entre don Jorge Cristian Fernando Ovalle Bravo, quien vendió, cedió y transfirió la nuda propiedad de veinticinco acciones en SLM California, a doña María de Los Ángeles Ovalle Mardones, María Ignacia Ovalle Mardones y a doña María Francisca Ovalle Mardones, en adelante la "**Compraventa de Acciones de la Familia Ovalle**". En la Compraventa de Acciones de la Familia Ovalle antes referida se constituyó un usufructo sobre veinticinco acciones de SLM California, en favor de don Jorge Cristian Fernando Ovalle Bravo. En adelante dicho usufructo y los derechos y obligaciones que del mismo derivan únicamente considerado respecto de las diez acciones que en total por este acto venden doña María de Los Ángeles Ovalle Mardones, doña María Ignacia Ovalle Mardones y doña María Francisca Ovalle Mardones será denominado como el "**Usufructo**". El Usufructo se encuentra inscrito a fojas dieciséis número once del Registro de Gravámenes y Prohibiciones de Accionistas del Conservador de Minas de Copiapó correspondiente al año dos mil doce.

Uno.Seis. Cada uno de los Accionistas Vendedores es dueño, según se indica en cada caso, de: a) **INVERSIONES NOA SpA**, es la dueña exclusiva y titular, entre otras de tres acciones de SLM California, inscritas a fojas setenta y uno, número ochenta y cinco del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil veintiuno; b) **INVERSIONES MI VOLCÁN SpA** es la dueña exclusiva y titular, entre otras de tres acciones de SLM California, inscritas a fojas setenta y tres vuelta, número ochenta y siete del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil veintiuno; y c) **INVERSIONES LA MONTAÑA SpA** es la dueña exclusiva y titular, entre otras de cuatro acciones de SLM California, inscritas a fojas setenta y dos, número ochenta y seis del Registro de Accionistas del Conservador de Minas de Copiapó, correspondiente al año dos mil veintiuno. En adelante las diez acciones de SLM California antes señaladas en esta cláusula serán indistintamente denominadas en conjunto como las "**Acciones en Venta**". Asimismo, las Acciones en Venta en conjunto con el Usufructo serán indistintamente denominados como los "**Activos**". **SEGUNDO: Compraventa de las Acciones en Venta y Cesión del Usufructo. Dos.Uno.** Por el presente instrumento los Accionistas Vendedores venden, ceden y transfieren las Acciones en Venta al Comprador, el cual, debidamente representado, compra, adquiere y acepta para sí el total de las Acciones en Venta, en el precio y demás condiciones que se indican en esta escritura. **Dos.Dos.** Por el presente instrumento don Jorge Cristian Fernando Ovalle Bravo, debidamente representado como se señala en la comparecencia, vende, cede y transfiere al Comprador, y el Comprador, debidamente representado como se señala en la comparecencia, compra, acepta y adquiere para sí, de parte de don Jorge Cristian Fernando Ovalle Bravo, el Usufructo sobre las diez acciones de SLM California que en este acto venden en total los Accionistas Vendedores. Como consecuencia de esta cesión de derecho del Usufructo, el Comprador se subroga en todos los derechos que le corresponden a don Jorge Cristian Fernando Ovalle Bravo únicamente en razón del Usufructo. Asimismo, con esta fecha, el Comprador hace suyos y acepta todos los derechos y obligaciones que se puedan derivar del Usufructo y expresamente

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acepta los términos del contrato de Compraventa de Acciones de la Familia Ovalle. Para efectos de lo dispuesto en el artículo mil novecientos uno del Código Civil, don Jorge Cristian Fernando Ovalle Bravo entrega en este acto al Comprador copia autorizada de la escritura pública donde consta el contrato de Compraventa de Acciones de la Familia Ovalle, individualizado en la Cláusula Primera, sección Uno.Cinco del presente instrumento, consistente en el título del crédito que se cede en este acto, en que se ha anotado la presente cesión con la designación del Comprador y bajo la firma de don Jorge Cristian Fernando Ovalle Bravo, declarando el Comprador recibirlos a su plena conformidad. Por el presente instrumento, los Accionistas Vendedores, ya individualizados en la comparecencia, vienen en darse por notificados de la cesión del Usufructo señalada anteriormente, y aceptan totalmente la cesión del Usufructo por parte de don Jorge Cristian Fernando Ovalle Bravo al Comprador. Asimismo, en este acto los Vendedores vienen en declarar que a contar de esta fecha el usufructo contemplado en la Compraventa de Acciones de la Familia Ovalle únicamente en lo que respecta a las 10 acciones de SLM California que en este acto en total venden los Accionistas Vendedores aplicará en beneficio del Comprador, y respecto de las restantes quince acciones de SLM California, objeto de la Compraventa de Acciones de la Familia Ovalle y que no se venden por este acto, no siendo objeto de este Contrato, dicho usufructo continuará plenamente vigente y aplicable en beneficio exclusivo de don Jorge Cristian Fernando Ovalle Bravo. Lo anterior es expresamente reconocido en este acto por el Comprador. Sin perjuicio de lo antes señalado, se hace presente que en virtud de la compra de las Acciones en Venta y de la adquisición del Usufructo por parte del Comprador, una vez que tales bienes y derechos se inscriban a nombre del Comprador en los correspondientes registros del conservador competente, el Usufructo sobre las 10 acciones de SLM California que en este acto venden en total los Accionistas Vendedores se extinguirá por el solo ministerio de la ley al pasar el Comprador a ser el titular del Usufructo y de las acciones sobre las que el mismo recae en lo que respecta a dichas 10 acciones de SLM California, consolidándose de tal manera a favor del Comprador la propiedad plena sobre tales acciones.

TERCERO: Precio. Tres.Uno. El precio de la Compraventa de las Acciones en Venta asciende a la suma única y total de **doce millones seiscientos ochenta y ocho mil trescientos setenta y dos dólares de los Estados Unidos de América y diez centavos de dólar**, que el Comprador paga en este acto a los Accionistas Vendedores, mediante cheque bancario emitido por el Banco Scotiabank con fecha treinta y uno de agosto del año dos mil veintiuno, serie número dos cinco cinco tres uno, pagadero a la orden de Leonel Polgatti Goycoolea, por la suma de doce millones seiscientos ochenta y ocho mil trescientos setenta y dos dólares de los Estados Unidos de América y diez centavos de dólar, los que, debidamente representados, declaran recibir dicho pago a su entera satisfacción. El precio de las Acciones en Venta antes señalado en esta sección Tres.Uno. se divide entre las Acciones en Venta de la siguiente manera: Uno. El precio de las tres acciones de SLM California que **INVERSIONES NOA SpA** vende en este acto al Comprador es la suma única y total de tres millones ochocientos seis mil quinientos once dólares de los Estados Unidos de América y sesenta y tres centavos de dólar. Dos. El precio de las tres acciones de SLM California que **INVERSIONES MI VOLCÁN SpA** vende en este acto al Comprador es la suma única y total de tres millones ochocientos seis mil quinientos once dólares de los Estados Unidos de América y sesenta y tres centavos de dólar. Tres. El precio de las cuatro acciones de SLM California que **INVERSIONES LA MONTAÑA SpA** vende en este acto al Comprador es la suma única y total de cinco millones setenta y cinco mil trescientos cuarenta y ocho dólares de los Estados Unidos de América y ochenta y cuatro centavos de dólar. **Tres.Dos.** El precio de la cesión del Usufructo por don Jorge Cristian Fernando Ovalle Bravo al Comprador asciende a la suma única y total de tres millones ciento setenta y dos mil noventa y tres dólares de los Estados Unidos de América y veinte centavos de dólar, que el Comprador paga en este acto a don Jorge Cristian Fernando Ovalle Bravo, mediante cheque bancario emitido por el Banco Scotiabank con fecha treinta y uno de agosto del año dos mil veintiuno, serie número dos cinco cinco tres dos, pagadero a la orden de Leonel Polgatti Goycoolea, por la suma de tres millones ciento setenta y dos mil noventa y tres dólares de los Estados Unidos

de América y veinte centavos de dólar, quien, debidamente representado, declara recibir dicho pago a su entera satisfacción. **<u>CUARTO</u>: Entrega de Títulos.** Los Vendedores hacen entrega en este acto al Comprador, para quien su representante declara recibir a su entera satisfacción, los títulos en el cual constan las Activos adquiridos por el Comprador en este acto. **<u>QUINTO</u>: Declaraciones de las Partes. A.** Respecto de cada uno de los Vendedores: (i) Cada uno de los Accionistas Vendedores declara respecto de sí que: a) son una sociedad válidamente constituida y actualmente vigente bajo las leyes de la República de Chile; b) que tiene las facultades para celebrar, ejecutar y cumplir este Contrato; c) la celebración y el cumplimiento de este Contrato han sido debidamente autorizados por todos los actos sociales necesarios, de ser aplicable, y no infringe sus estatutos o disposición alguna de un contrato vigente, sea este escrito o verbal, registrado o no, conste de instrumento privado o en escritura pública, haya sido otorgado en Chile o en el extranjero, o norma legal de cualquier tipo o país relevante; y d) que su representante compareciente en este acto tiene todo el poder y toda la autoridad corporativa necesaria para ejecutar y celebrar válidamente el presente Contrato. Por lo tanto, este Contrato constituirá una obligación válida y vinculante, exigible de acuerdo a sus términos. (ii) Cada uno de los Accionistas Vendedores declara únicamente en relación con las acciones que cada uno vende en este acto: a) que son dueños exclusivos de las Acciones en Venta según se indica respecto de cada uno en la sección Uno.Seis de la cláusula primera; b) que las acciones que cada uno vende en este acto a esta fecha se encuentran libres de todo gravamen, interdicción, prohibición, embargo o litigio, con la única excepción del Usufructo que recae sobre las acciones que se indican en la Cláusula Primera, sección Uno.Cinco del presente instrumento, y de los pactos de accionistas que el Comprador pueda acordar con esta fecha con accionistas de SLM California; y c) que no requieren de ninguna autorización de terceros para la celebración del presente Contrato. (iii) Cada uno de los Accionistas Vendedores declara únicamente en relación con las acciones que cada uno vende en este acto: a) que SLM California es una sociedad debidamente constituida y válidamente existente de acuerdo con las leyes de la

República de Chile y que la misma tiene todos los poderes corporativos necesarios para llevar a cabo sus negocios tal y como los lleva a cabo en la actualidad; b) que los libros de contabilidad de SLM California son exactos y completos; c) que han entregado al Comprador copia íntegra y fiel de todos los contratos relevantes y vigentes que haya celebrado SLM California así como de cualquier comunicación relevante proveniente de Lumina y/o de CM Caserones en relación al PV; d) que SLM California ha presentado debidamente todas las declaraciones de impuestos que debía presentar de acuerdo con la legislación aplicable, y que SLM California ha pagado íntegramente todas sus obligaciones tributarias, no teniendo a la fecha ninguna obligación tributaria pendiente; e) que SLM California no es actualmente parte en ningún juicio o litigio pendiente, y; (f) que SLM California no tiene conocimiento de la existencia de procedimientos ni fundamento alguno para su disolución o liquidación, declaración de su quiebra o insolvencia, o que dé lugar a un procedimiento de reorganización. (iv) Don Jorge Cristian Fernando Ovalle Bravo, debidamente representado, declara únicamente en relación con el Usufructo que en este acto cede ser el único y exclusivo titular y beneficiario de dicho Usufructo. (v) Cada uno de los Vendedores declara que ni la ejecución ni la celebración ni el cumplimiento de este Contrato: a) infringe cualquier ley aplicable; o b) otorga a cualquier autoridad gubernamental u a otra persona el derecho a impugnar, revocar o suspender cualquiera de las transacciones contempladas en el presente documento. **B.** El Comprador realiza las siguientes declaraciones: (i) Que es una sociedad válidamente constituida y actualmente vigente bajo las leyes de la República de Chile y que su representante compareciente en este acto tiene todo el poder y toda la autoridad corporativa necesaria para ejecutar y celebrar válidamente el presente Contrato; (ii) Que ni la ejecución ni la celebración ni el cumplimiento de este Contrato: a) infringe cualquier ley aplicable; o b) otorga a cualquier autoridad gubernamental u a otra persona el derecho a impugnar, revocar o suspender cualquiera de las transacciones contempladas en el presente documento; y (iii) Que los documentos con los que se efectúa el pago del precio de este Contrato, señalados en la Cláusula Tercera del presente instrumento, han sido válidamente

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emitidos y podrán ser debidamente cobrados por los Mandatarios a que hace referencia la cláusula séptima de este instrumento. **<u>SEXTO</u>: Declaraciones Relativas al Contrato de Compraventa de Concesiones Mineras Caserones y la Sociedad.** Los Vendedores declaran que, a su mejor entender y conocimiento: (i) El Contrato de Compraventa de Concesiones Mineras Caserones es un contrato valido y vigente y que a esta fecha no está en negociación y que ninguna de sus partes ha repudiado ninguna sección de dicho contrato. (ii) El Contrato de Compraventa de Concesiones Mineras Caserones no ha sido objeto de modificaciones distintas a las que se indican en la Cláusula Primera, sección Uno.Tres del presente instrumento. (iii) Los Vendedores no tienen conocimiento de ninguna contingencia, circunstancia, hecho, evento o litigio que afecte o pueda afectar el Contrato de Compraventa de Concesiones Mineras Caserones y los derechos de SLM California respecto del mismo. (iv) Que fuera del derecho a percibir el PV, la Sociedad no tiene otros derechos o activos relevantes ni es parte o participa en otros negocios o actividades. (v) Que a esta fecha CM Caserones ha realizado íntegramente los pagos correspondientes al PV y que no existen pagos, devengados, pendientes. (vi) Que la Sociedad ha distribuido como dividendo a sus socios la totalidad de los fondos correspondientes a los pagos de PV percibidos hasta esta fecha, con excepción de los fondos que se han mantenido en la Sociedad para financiar su operación. Las Partes dejan constancia que ha sido un elemento esencial para el consentimiento de cada una de ellas a la celebración del presente instrumento las respectivas declaraciones realizadas en esta cláusula como en la cláusula anterior tanto por los Vendedores como por el Comprador. Las Partes dejan constancia que las declaraciones de los Vendedores han sido efectuadas por cada uno de ellos según corresponda únicamente en relación con aquellos Activos que cada uno vende o cede en este acto y, por ende, los Vendedores no aceptan ni hay ninguna responsabilidad solidaria ni conjunta entre los Vendedores respecto a las declaraciones efectuadas en este documento. Adicionalmente, las Partes dejan constancia que los Vendedores serán responsables de todos los perjuicios que el Comprador pudiere sufrir a

consecuencia de la falsedad o inexactitud de las declaraciones por ellos realizadas tanto en esta cláusula Sexta como en la cláusula Quinta anterior. **SÉPTIMO: Representantes de los Vendedores.** Los Vendedores confieren poder especial e irrevocable a don **LEONEL POLGATTI GOYCOOLEA** y a doña **MARIA FRANCISCA OVALLE MARDONES**, chilena, casada y separada de bienes, ingeniero comercial, cédula de identidad número quince millones trescientos catorce mil seiscientos ochenta y tres guión siete, /en adelante indistintamente denominados en conjunto como los "**Mandatarios**"/, antes individualizados, para que cada uno de ellos, actuando individualmente, los representen en todas las materias relacionadas con este Contrato, así como en todo lo concerniente al cumplimiento y ejecución de las obligaciones que tengan actualmente o tuvieren en el futuro los Vendedores para con el Comprador, como respecto de las exigencias, trámites y requisitos que trae aparejada la venta y cesión objeto de este Contrato. Para estos efectos, los Mandatarios actuando en la forma indicada, estarán facultados para asumir la representación de todos los Vendedores, con las más amplias facultades, pudiendo para ello suscribir todos los documentos e instrumentos ya sean públicos o privados que resulten necesarios. De igual manera las notificaciones o avisos entregados por carta certificada y correo electrónico a ambos mandatarios, se entenderán hechas a todos los Vendedores y/o a sus sucesores en los derechos y obligaciones que para ellos emanen del presente Contrato, a cualquier título, salvo respecto de la notificación de nuevas demandas a los Vendedores. Asimismo, todas las comunicaciones, notificaciones, avisos o ejercicio de derechos por parte de los Vendedores y/o sus sucesores en los derechos y obligaciones que para ellos emanen del presente Contrato, podrán ser efectuadas por uno cualquiera de los Mandatarios. El poder aquí conferido comprende tanto las facultades ordinarias del mandato judicial como las extraordinarias del inciso segundo del artículo séptimo del Código de Procedimiento Civil, las que se dan por expresamente reproducidas una a una, con la sola limitación de no poder contestar demandas ni ser emplazados los Mandatarios en gestión judicial alguna sin previa notificación personal de los correspondientes mandantes. Se deja expresa constancia que el presente mandato

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cede en beneficio de todos los comparecientes en este Contrato, razón por la cual es irrevocable y no se extinguirá por la muerte del mandante, conforme al artículo dos mil ciento sesenta y nueve del Código Civil. **OCTAVO: Arbitraje**. Cualquier dificultad o controversia que se produzca entre las Partes respecto de la aplicación, interpretación, duración, validez o ejecución de este Contrato o por cualquier otro motivo, será sometida a arbitraje, conforme al Reglamento Procesal de Arbitraje del Centro de Arbitraje y Mediación de Santiago vigente al momento de solicitarlo. En caso de conflicto entre tales reglas y este Contrato prevalecerán las disposiciones de este último. El pertinente arbitraje se realizará en la ciudad de Santiago y será en idioma español. Las Partes confieren poder especial irrevocable a la Cámara de Comercio de Santiago A.G., para que, a petición escrita de cualquiera de ellas, designe a un árbitro, arbitrador en cuanto al procedimiento y de derecho en cuanto al fallo, de entre los integrantes del cuerpo arbitral del Centro de Arbitraje y Mediación de Santiago, el que deberá ser imparcial y no tener relación alguna con las Partes. _El árbitro queda especialmente facultado para resolver todo asunto relacionado con su competencia y/o jurisdicción. **NOVENO: Publicaciones.** Las partes acuerdan que podrán emitir noticias de prensa que contengan información relacionada a la celebración de este Contrato. Para tal efecto, la Parte interesada deberá enviar el texto del correspondiente comunicado de prensa a la otra Parte para su aprobación. Dicha aprobación deberá ser otorgada dentro del plazo máximo de 48 horas contadas desde la recepción del comunicado de prensa y no podrá ser denegada sin razón fundamentada. **DÉCIMO: Nulidad Parcial**. Si cualquier cláusula o disposición de este Contrato fuera nula, dicha situación no afectará la validez de las demás cláusulas o disposiciones de este Contrato de Compraventa y Cesión, las que permanecerán plenamente aplicables a las Partes. **DÉCIMO PRIMERO: Legislación Aplicable.** El otorgamiento, la interpretación, la aplicación y el cumplimiento de este Contrato de Compraventa y Cesión serán regidos por ley chilena. **DÉCIMO SEGUNDO: Disposiciones Generales. _A. Documentos Adicionales.** En caso de ser necesario conforme a la ley o a solicitud de los conservadores respectivos, las Partes otorgarán los documentos o instrumentos

que sean necesarios para materializar y concretar los acuerdos alcanzados en este acto, así como el propósito del presente Contrato. **B. No Asociación.** Nada de lo estipulado en el presente Contrato se interpretará que crea, expresa o implícitamente, ninguna clase de sociedad, empresa o asociación entre las Partes. **C. Renuncia.** Ninguna renuncia a ninguna de las disposiciones o derechos de este Contrato constituirá una renuncia a cualquier otra disposición o derecho del mismo. Ninguna renuncia será vinculante a menos que sea ejecutada de manera expresa y por escrito por la parte que la efectúa. El no ejercicio o el retraso en el ejercicio de cualquier derecho contemplado en este documento no implicará su renuncia. El ejercicio parcial de cualquier derecho no impedirá a una parte el ejercicio posterior íntegro de ese derecho si correspondiere conforme a este Contrato. **D. Avisos y Notificaciones.** Cualquier aviso o notificación relativo al presente Contrato entre uno o más de los Vendedores y el Comprador, deberá ser efectuado por escrito y se entenderá debidamente entregado si se entrega o envía por mano, por correo electrónico o por correo certificado a la parte pertinente de la siguiente manera, salvo que en el texto de este Contrato o en la ley se establezca expresamente otra cosa: Si se envía a uno o más de los Vendedores, se debe enviar a: Dirección: Fundo La Ensenada de Palmilla sin número, comuna de Palmilla, ciudad de Santa Cruz, Región del Libertador Bernardo O'Higgins Atención: María Francisca Ovalle Mardones Correo electrónico: francisca.ovalle@gmail.com; y Si se envía al Comprador se debe enviar a: Si se envía al Comprador se debe enviar a: Dirección: 14 Station Road, Didcot Oxfordshire OX once siete LL United KingdomAtención: Steven Poulton Correo electrónico: s.j.poulton@altus-strategies.com Con copia a : Dirección: diez mil uno W. Titan Rd Littleton, CO ochenta mil ciento veinticinco, USA Atención: Thomas Mair Correo electrónico: tmair@emxroyalty.com o a cualquier otra dirección, correo electrónico o atención que haya indicado previamente la parte correspondiente a la otra parte mediante correo certificado. Salvo que en el texto de este Contrato o en la ley se establezca expresamente otra cosa, cualquier notificación, comunicación, información o aviso efectuado conforme a esta cláusula se considerará recibido y dado: (i) en el caso de

entrega por mano, en la entrega a una persona mayor de edad en la dirección correspondiente, según lo indicado más arriba; (ii) si se envía por carta, en la fecha en que se certifique su entrega por un notario o por Correos de Chile o la institución que lo reemplace en el futuro; y (iii) si se envía por correo electrónico, al recibir un recibo de entrega automatizado o confirmación del servidor pertinente. **E. Cesión.** El presente Contrato no podrá ser cedido, ni en todo ni en parte, sin el consentimiento previo y por escrito de todas las Partes. **F. Modificaciones.** El presente Contrato no podrá ser modificado ni dejado sin efecto, total o parcialmente, sino por el acuerdo expreso y por escrito firmado por los Vendedores y por el Comprador, o de sus respectivos sucesores o cesionarios. **G. Gastos.** Los gastos que se ocasionaren con motivo del otorgamiento del presente Contrato, como asimismo aquellos correspondientes a su inscripción, serán de cargo exclusivo del Comprador. **DÉCIMO TERCERO**: **Facultad al Portador.** Se faculta al portador de copia autorizada de la presente escritura para requerir las inscripciones y anotaciones que procedan en los registros pertinentes, pudiendo firmar minutas si fuese necesario. **DÉCIMO CUARTO**: **Poderes** Las Partes confieren un mandato, tan amplio como en derecho se requiera, a don Iván Francisco Bertrand-Galindo Arriagada, cédula de identidad número catorce millones ciento veintidós mil setecientos noventa y seis guión tres, para que actuando en conjunto con don Pablo Mir Balmaceda puedan otorgar y suscribir cualquier escritura pública, minuta u otro documento que tenga por exclusivo objeto el complementar, adicionar, corregir o aclarar la presente escritura y/o lograr su inscripción en los correspondientes registros de los conservadores competentes, pudiendo suscribir toda clase de solicitudes, declaraciones, minutas, instrumentos públicos y/o privados necesarios al efecto. **Personerías:** La personería de don **Leonel Humberto Polgatti Goycoolea** para representar a **Inversiones Mi Volcán SpA** consta en escritura pública de fecha veinticuatro de agosto de dos mil veintiuno, otorgada en la Notaría de Santiago de don Eduardo Javier Diez Morello con repertorio número trece mil quinientos sesenta guion dos mil veintiuno. La personería de don **Leonel Humberto Polgatti Goycoolea** para representar a **Inversiones Noa SpA**, **Inversiones La**

Montaña SpA y don **Jorge Cristian Fernando Ovalle Bravo** consta en escritura pública de fecha veinticuatro de agosto de dos mil veintiuno, otorgada en la Notaría de Santiago de don Eduardo Javier Diez Morello con repertorio trece mil quinientos cincuenta y nueve guion dos mil veintiuno. La personería de **Pablo Mir Balmaceda** para representar a **Minera Tercero SpA** consta en escritura pública de fecha veintisiete de Julio de dos mil veintiuno, otorgada en la Notaría de Santiago de doña Antonieta Mendoza Escala. Las personerías antes señaladas no se insertan por ser conocidas de las Partes y del Notario que autoriza. Minuta redactada por el abogado don Alonso Calderón. En comprobante y previa lectura, firman los comparecientes el presente instrumento. Se da copia. Doy Fe.-

LEONEL POLGATTI GOYCOOLEA
7005835-9
p.p. INVERSIONES NOA SpA
p.p.INVERSIONES MI VOLCÁN SpA
p.p.INVERSIONES LA MONTAÑA SpA
p.p.JORGE CRISTIAN FERNANDO OVALLE BRAVO

PABLO MIR BALMACEDA
p.p.MINERA TERCERO SPA
6374985-3

ANTONIETA MENDOZA ESCALAS
NOTARIO PUBLICO
16ª NOTARIA DE SANTIAGO

Carp.A. Calderón: Cvta. y Cesión Inver. Noa y Ots. A.M. Tercero

L.S.

INUTILIZADO

ANTONIETA MENDOZA ESCALAS
NOTARIO PUBLICO
16ª NOTARIA DE SANTIAGO

Nº COPI 1°
DERECHOS : $384700
OT: 416068

Rep. 4938/2021



CÉDULA DE IDENTIDAD

REPÚBLICA DE CHILE

SERVICIO DE REGISTRO CIVIL E IDENTIFICACIÓN

APELLIDOS

POLGATTI
GOYCOOLEA

NOMBRES

LEONEL HUMBERTO

NACIONALIDAD | SEXO

CHILENA | M

FECHA DE NACIMIENTO | NÚMERO DOCUMENTO

08 SEPT 1963 | 101.393.862

FECHA DE EMISIÓN | FECHA DE VENCIMIENTO

25 FEB 2014 | 08 SEPT 2023

FIRMA DEL TITULAR

RUN 7.005.835-9



Nació en: RECOLETA, SANTIAGO
Profesión: No Informada

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